ORIGINAL
MIAX Options

Barbara J. Comly
General Counsel

7 Roszel Road, Suite 5-A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

October 30, 2018

VIA FEDERAL EXPRESS

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

**Re: Miami International Securities Exchange, LLC ("MIAX")
Amendment No. 2018-12 to Form 1 Application**

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) are an original and two copies of Amendment No. 2018-12 to the Form 1 Application of MIAX, which includes the following changes:

Exhibit M – Updated Member List

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosures
cc: Marlene Olsen

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 10/30/18	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

SEC Mail Processing
NOV 01 2018
Washington, DC

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540

18010329

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

Securities and Exchange Commission
Trading and Markets
NOV 01 2018
RECEIVED

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   Miami International Securities Exchange, LLC
   7 Roszel Road, Suite 5-A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
   ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: October 30, 2018

By: [signature]
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 30th day of October, 2018.

[signature]
Jane Rost
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

NOTARY PUBLIC

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of October 29, 2018, including the information set forth in items 1-6 above.

MIAX Options®

MEMBER FIRMS

ABN AMRO CLEARING CHICAGO LLC

175 West Jackson Blvd., Ste. 2050
Chicago IL 60604

Tele #: (312) 604-8000

Approval Date: 3/7/2013
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

International Tele #:

AKUNA SECURITIES LLC

333 S. Wabash Avenue, Suite 2600
Chicago IL 60604

Tele #: (312) 994-4640

Approval Date: 4/17/2017
MIAX Options Membership Activities:
REGULAR MARKET MAKER

International Tele #:

APEX CLEARING CORPORATION

One Dallas Center
350 N. St. Paul, Suite 1300
Dallas TX 75201

Tele #: (214) 765-1100

Approval Date: 11/18/2015
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

International Tele #:

BARCLAYS CAPITAL INC.

745 Seventh Avenue
New York NY 10019

Tele #: (212) 526-7000

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ALL MEMBERSHIPS

International Tele #:

BMO CAPITAL MARKETS CORP.

3 Times Square, 27th Floor
New York NY 10036

Tele #: (212) 885-4000

Approval Date: 10/10/2014
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

International Tele #:

BNP PARIBAS SECURITIES CORP.

787 Seventh Avenue
New York NY 10019

Tele #: (212) 841-2000

Approval Date: 4/21/2014
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

International Tele #:

CITADEL SECURITIES LLC

131 South Dearborn Street - 32nd Floor
Chicago IL 60603

Tele #: (312) 395-2100

Approval Date: 12/7/2012
MIAX Options Membership Activities:
PRIMARY LEAD & LEAD MARKET MAKER/EEM: ORDER FLOW

International Tele #:

CITI ORDER ROUTING AND EXECUTION, LLC

11 Ewall Street, Ste. 103
Mt. Pleasant SC 29464

Tele #: (843) 789-2080

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

International Tele #:

CREDIT SUISSE SECURITIES (USA) LLC

11 Madison Avenue - 24th Floor
New York NY 10010
Tele #: (212) 325-2000

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
International Tele #:

CUTLER GROUP, LP

101 Montgomery Street, Ste. 700
San Francisco CA 94104
Tele #: (415) 293-3956

Approval Date: 11/2/2015
MIAX Options Membership Activities:
REGULAR MARKET MAKER/EEM: ORDER FLOW
International Tele #:

DASH FINANCIAL TECHNOLOGIES LLC

311 S. Wacker Drive, Ste. 1000
Chicago IL 60606
Tele #: (847) 550-1730

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
International Tele #:

DEUTSCHE BANK SECURITIES INC.

60 Wall Street
New York NY 10005
Tele #: (212) 250-2500

Approval Date: 1/25/2013
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
International Tele #:

DRW SECURITIES, L.L.C.

540 West Madison, Ste. 2500
Chicago IL 60661
Tele #: (312) 542-3231

Approval Date: 8/31/2015
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW
International Tele #:

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW
International Tele #:

GOLDMAN SACHS & CO. LLC

200 West Street
New York NY 10282
Tele #: (212) 902-1000

Approval Date: 1/15/2013
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
International Tele #:

GROUP ONE TRADING LP

440 South La Salle, Ste. 3232
Chicago IL 60605
Tele #: (312) 347-8864

Approval Date: 10/20/2014
MIAX Options Membership Activities:
ALL MARKET MAKER CLASSES/EEM: ORDER FLOW
International Tele #:

HRT FINANCIAL LLC

4 World Trade Center
150 Greenwich Street - 57th Floor
New York NY 10007
Tele #: (212) 293-1444

Approval Date: 3/29/2017
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW
International Tele #:

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. #4300
Chicago IL 60606

Tele #: (312) 244-3300 International Tele #:

Approval Date: 8/26/2014
MIAX Options Membership Activities:
ALL MARKET MAKER CLASSES

INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York NY 10019

Tele #: (212) 310-9500 International Tele #:

Approval Date: 3/27/2013
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich CT 06830

Tele #: (203) 618-5710 International Tele #:

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

J.P. MORGAN SECURITIES LLC

383 Madison Avenue
New York NY 10179

Tele #: (201) 595-8471 International Tele #:

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

JANE STREET CAPITAL, LLC

250 Vesey Street - 6th Floor
New York NY 10281

Tele #: (646) 759-6000 International Tele #:

Approval Date: 4/2/2018
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

JANE STREET OPTIONS, LLC

250 Vesey Street - 6th Floor
New York NY 10281

Tele #: (646) 759-6000 International Tele #:

Approval Date: 4/2/2018
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York NY 10022

Tele #: (212) 284-2300 International Tele #:

Approval Date: 9/15/2014
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

MATRIX EXECUTIONS, LLC

135 S. LaSalle Street, Ste. 300
Chicago IL 60603

Tele #: (312) 334-8000 International Tele #:

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

One Bryant Park - 6th Floor
NY1-100-06-01
New York NY 10036

Tele #: (646) 743-1295 International Tele #:

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

222 Broadway
NY3-222-12-05
New York NY 10038
Tele #: (212) 449-1000

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
International Tele #:

MORGAN STANLEY & CO. LLC

1585 Broadway
New York NY 10036
Tele #: (212) 761-4000

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ALL MEMBERSHIPS
International Tele #:

OPTIVER US LLC

130 E. Randolph Street, Ste. 1300
Chicago IL 60601
Tele #: (312) 821-9500

Approval Date: 1/27/2015
MIAX Options Membership Activities:
REGULAR MARKET MAKER
International Tele #:

PEAK6 CAPITAL MANAGEMENT LLC

141 W. Jackson Blvd., Ste. 500
Chicago IL 60604
Tele #: (312) 444-8700

Approval Date: 7/22/2015
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW
International Tele #:

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City NJ 07399
Tele #: (201) 413-2000

Approval Date: 3/12/2013
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
International Tele #:

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago IL 60604
Tele #: (312) 360-2440

Approval Date: 9/20/2013
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW
International Tele #:

SUSQUEHANNA INVESTMENT GROUP

401 City Avenue, Ste. 201
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 11/23/2016
MIAX Options Membership Activities:
REGULAR MARKET MAKER
International Tele #:

SUSQUEHANNA SECURITIES

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 12/7/2012
MIAX Options Membership Activities:
PRIMARY LEAD & LEAD MARKET MAKER
International Tele #:

TWO SIGMA SECURITIES, LLC

101 Avenue of the Americas - 19th Fl.
New York NY 10013
Tele #: (212) 625-5700

Approval Date: 9/12/2017
MIAX Options Membership Activities:
PRIMARY LEAD & LEAD MARKET MAKER/EEM: ORDER FLOW
International Tele #:

UBS SECURITIES LLC

1285 Avenue of the Americas
New York NY 10019
Tele #: (203) 719-3000

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
International Tele #:

VOLANT EXECUTION, LLC

233 S. Wacker Drive, Ste. 4040
Chicago IL 60606
Tele #: (312) 692-5000

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
International Tele #:

VOLANT LIQUIDITY, LLC

250 Vesey Street, Ste. 2601
New York NY 10281
Tele #: (646) 484-3000

Approval Date: 5/31/2013
MIAX Options Membership Activities:
ALL MARKET MAKER CLASSES/EEM: ORDER FLOW
International Tele #:

WALLEYE TRADING LLC

2800 Niagara Lane North, Ste. 102
Plymouth MN 55447
Tele #: (952) 345-6611

Approval Date: 5/13/2015
MIAX Options Membership Activities:
REGULAR MARKET MAKER/EEM: ORDER FLOW
International Tele #:

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900
ATTN: Business Conduct
Los Angeles CA 90017
Tele #: (213) 688-8090

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: CLEARANCE
International Tele #:

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte NC 28202
Tele #: (704) 715-6133

Approval Date: 4/11/2014
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
International Tele #:

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604
Tele #: (312) 884-4000

Approval Date: 12/7/2012
MIAX Options Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
International Tele #:

WOLVERINE TRADING, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604
Tele #: (312) 884-3490

Approval Date: 12/7/2012
MIAX Options Membership Activities:
PRIMARY LEAD & LEAD MARKET MAKER
International Tele #:

Total Firms **43**